EXHIBIT 99.1

FreeSeas Inc. Announces Effective Registration of Common Stock

PIRAEUS, Greece, Aug. 13, 2007 (PRIME NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas" or "the Company") announced today the registration of common stock issuable upon exercise of the Company's outstanding Class W and Class Z warrants.

FreeSeas' common stock, Class W warrants and Class Z warrants are currently traded on the NASDAQ Capital Market under the symbols FREE, FREEW and FREEZ. The Class W and Class Z warrants are exercisable at a price of $5.00 per share.

Holders wishing to exercise their warrants for shares of common stock should send a completed exercise form with proof of warrant ownership and the appropriate exercise price to American Stock Transfer (AST), the Company's transfer agent and warrant agent, at one of the following addresses:

 Postal Address:
 59 Maiden Lane
 Plaza Level
 New York, NY 10038

 Overnight Address:
 Operations Center
 6201 15th Avenue
 Brooklyn, NY 11219

Warrant holders can also contact AST with questions about exercising their warrants at (800) 937-5449 in the U.S. or (718) 921-8124 from outside the U.S.

The Company's registration statement on Form F-3 relating to these securities was declared effective by the Securities and Exchange Commission on August 10, 2007. This release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering is made only pursuant to the prospectus included in the registration statement, copies of which may be obtained from the SEC's website, www.sec.gov, or by contacting the Company.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of two Handysize vessels. FreeSeas' common stock and warrants trade on the NASDAQ Capital Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CONTACT: FreeSeas Inc.
         Ion Varouxakis, Chief Executive Officer
         011-30-210-45-28-770
         Fax: 011-30-210-429-10-10
         info@freeseas.gr
         www.freeseas.gr
         89 Akti Miaouli Street
         185 38 Piraeus, Greece

         Investor Relations / Financial Media
         Cubitt Jacobs & Prosek Communications
         Thomas J. Rozycki, Jr., Sr. Vice President
         +1.212.279.3115 x208
         Fax: +1.212.279-3117
         trozycki@cjpcom.com
         www.cjpcom.com
         350 Fifth Avenue - Suite 3901
         New York, NY 10118, USA